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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 (RULE 13D-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETOFILED PURSUANT TO
                                  RULE 13D-2(A)


                                (AMENDMENT NO. 1)


                            THERMOENERGY CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
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                         (Title of Class of Securities)

                                    883906208
                                -----------------
                                 (CUSIP Number)


                                 NILS H. OKESON
                                  ALSTON & BIRD
                               ONE ATLANTIC CENTER
                           1201 WEST PEACHTREE STREET
                                 (404) 881-7889
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                  MAY 31, 2001
                   ----------------------------------------
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





                         (Continued on following pages)


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CUSIP NO.                             13D             PAGE 2 OF 4 PAGES
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       1  NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          DANIEL B. COWART
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       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A)  [ ]
                                                                    (B)  [ ]
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       3  SEC USE ONLY
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       4  SOURCE OF FUNDS*

          PF
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       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)                                             [ ]
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       6  CITIZENSHIP OR PLACE OF ORGANIZATION

          USA
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                          7      SOLE VOTING POWER

       NUMBER OF                 1,245,000
         SHARES           ------------------------------------------------------
      BENEFICIALLY        8      SHARED VOTING POWER
        OWNED BY                 0
          EACH            ------------------------------------------------------
       REPORTING          9      SOLE DISPOSITIVE POWER
         PERSON
          WITH                   1,245,000
                          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                 0
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      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,245,000
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      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS)                                                [X]

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      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          24.0%
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      14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
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ITEM 2.           IDENTITY AND BACKGROUND

         Daniel B. Cowart is a permanent resident of the State of Georgia and a citizen of the United States of America. Mr. Cowart's principal occupation is real estate development, conducted through Dan Cowart Companies located at 3740 DaVinci Court, Suite 460, Norcross, GA 30092-4213.

         During the last five years, Daniel Cowart has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Daniel Cowart was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Daniel Cowart has beneficial ownership of 1,245,000 shares of ThermoEnergy Common Stock, which constitutes approximately 24.0% of ThermoEnergy's outstanding shares of Common Stock. These shares include 995,000 shares which Mr. Cowart (or an entity controlled by Mr. Cowart) has the right to acquire pursuant to warrants and convertible debentures.

         (b) Mr. Cowart has the sole power to vote and dispose of, or to direct the voting and disposition of, all 1,245,000 shares reported pursuant to
Item 5(a).

         (c) On May 31, 2001, for estate planning purposes, Mr. Cowart contributed warrants to purchase an aggregate of 120,000 shares of ThermoEnergy Common Stock to a Georgia limited partnership (the "Partnership") whose sole general partner is a Georgia limited liability company of which Mr. Cowart is the majority owner and sole Manager. Accordingly, Mr. Cowart continues to have sole voting and dispositive power with respect to such shares and such shares are included in the number of shares reported pursuant to Item 5(a). The only consideration received by Mr. Cowart was his interest in the Partnership.

         On May 31, 2001, for estate planning purposes, Mr. Cowart transferred (for no consideration) warrants to purchase an aggregate of 100,000 shares of ThermoEnergy Common Stock in equal amounts to eight individual, irrevocable trusts, each for the benefit of one of his minor children. Mr. Cowart's spouse, Krisina T. Cowart, is the sole Trustee of each of these trusts. Mr. Cowart disclaims beneficial ownership of such shares and such shares are not included in the number of shares reported pursuant to Item 5(a).

         On May 31, 2001, Mr. Cowart transferred (for no consideration) warrants to purchase an aggregate of 30,000 shares of ThermoEnergy Common Stock in two separate gift transactions to two separate individuals.

         (d) The Partnership referred to in Item 5(c) has the right to receive dividends from, or the proceeds from a sale of, the 120,000 shares of ThermoEnergy Common Stock it holds. The sole general partner of the Partnership has the power to cause the Partnership to make distributions to its partners.

         (e)      Not applicable.



                       [Signature Contained on Next Page]


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                      June 8, 2001
                                             -------------------------------
                                                         (Date)


                                                    /s/ Daniel B. Cowart
                                             -------------------------------
                                              Daniel B. Cowart



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